Exhibit 99.1

NEWS RELEASE

Fortuna to present at Mining Forum Americas 2025 in Colorado Springs, USA

Vancouver, September 2, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) is pleased to announce that it will be attending Mining Forum Americas, which is being held at the Broadmoor Hotel & Resort in Colorado Springs, USA, from September 14 to 17, 2025.

Jorge A. Ganoza, President, Chief Executive Officer, and co-founder of Fortuna will be presenting on Monday, September 15 at 11:00 a.m. Mountain Daylight Time in the Bartolin Hall: Stage 2. You can view the presentation live by visiting: americas.miningforum.com/member-webcast/3977/

About Mining Forum Americas

Mining Forum Americas is the world’s oldest and largest gathering of precious commodity equities matched with their investors. Presented yearly since 1989, it showcases seven-eighths of the world’s publicly traded gold and silver companies when measured by production or reserves. More information can be found at americas.miningforum.com

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with three operating mines and a portfolio of exploration projects in Argentina, Côte d’Ivoire, Mexico, and Peru, as well as the Diamba Sud Gold Project in Senegal. Sustainability is at the core of our operations and stakeholder relationships. We produce gold and silver while creating long-term shared value through efficient production, environmental stewardship, and social responsibility. For more information, please visit our website at www.fortunamining.com

Carlos Baca

Vice President, Investor Relations

Fortuna Mining Corp.

Investor Relations:

Carlos Baca | info@fmcmail.com | fortunamining.com | X | LinkedIn | YouTube